Exhibit 99.4

 TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438‐1239 Fax: (780) 438‐1249

FOR IMMEDIATE RELEASE
TSX Venture Trading Symbol: TTA NASD OTCBB Trading Symbol: TITAF
Germany FFM Trading Symbol: 9E4

TITAN TRADING ANALYTICS INC.
ANNOUNCES NON‐BROKERED PRIVATE PLACEMENT of CONVERTIBLE DEBENTURE

EDMONTON, ALBERTA ‐ (July 21, 2010) ‐ Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan” or the “Corporation”) announced today it intends to proceed with a non‐brokered private placement offering of up to $2,000,000 in convertible debentures (“Debentures”).  The Debentures will mature 24 months from the date of issuance (“Maturity Date”) and bear an annual interest rate of 12%.  The Maturity Date reduced to 12 months at the debenture holder’s discretion.  The Debentures will be convertible into units at a deemed price of $0.15 per unit (“Conversion Price”) on or before the Maturity Date.  Each unit consists of one common share (“Share”) and one Share purchase warrant that is exercisable at a price of $0.30 per Share for up to 6 months from the date of conversion.

The private placement will be conducted in reliance upon certain prospectus and registration exemptions. The net proceeds from the placement will be used to enhance marketing and training programs, and for general working capital requirements.

The Corporation may pay, in accordance with all regulatory requirements, finder’s fees to agents for obtaining subscriptions for Units pursuant to TSX Venture Exchange Policy, and the Units will be subject to a four month restricted period.

Completion of the offering is subject to all required regulatory approvals, including the acceptance of the TSX Venture Exchange.

About Titan
Titan Trading Analytics Inc. is a premier software developer and through its wholly owned subsidiary, Titan Trading USA LLC, a provider of investment analysis, investment management and automated trading solutions for institutional investors and selected groups around the world. Titan Trading Analytics Inc. has developed an electronic trading and financial analysis software platform designed to capture and analyze real‐time market tick data and then execute trades based on the software’s Algorithmic calculations. This flagship product is a uniquely powerful and cutting edge automated trading platform. Titan Trading USA LLC utilizes these systems with proprietary models developed, tried and tested over many years to manage assets for selected groups in global markets. Titan has internally developed products and services that are at the forefront of the high growth global investment management and trading industry.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Kenneth W. Powell, President & CEO:
kpowell@titantrading.com
(780) 438‐1239
www.titantrading.com
Or
Remark Financial Communications
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
T: (514) 939‐3989
F: (514) 939‐3717
www.renmarkfinancial.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release